February 7, 2025

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification
Bequest Bonds I, Inc.
File No. 024-12498

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). The Issuer recently filed its semi-annual unaudited financials on Form 1-SA. Additionally, the Issuer updated its January 10, 2025 POS by filing a Form 253(g)(2), which includes Audited Financials as of December 31, 2024.

The Issuer requests qualification of the POS as of February 7, or soon as possible thereafter. Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,
//BTG//
Brian T. Gallagher